March 2, 2012	Lauren Burnham Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Mr. Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	United Development Funding III, L.P.

File No. 000-53159

Form 10-K for the fiscal year ended December 31, 2010, filed March 31, 2011

Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011

Form 10-Q for the quarterly period ended June 30, 2011, filed August 12, 2011

Form 10-Q for the quarterly period ended September 30, 2011, filed November 14, 2011

Dear Mr. Schiffman:

On behalf of United Development Funding III, L.P. (the “Partnership”), please find transmitted herewith for filing the Partnership’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 17, 2012. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Partnership’s Form 10-K for the fiscal year ended December 31, 2010, as filed with the Commission on March 31, 2011, Form 10-Q for the quarterly period ended March 31, 2011, as filed with the Commission on May 16, 2011, Form 10-Q for the quarterly period ended June 30, 2011, as filed with the Commission on August 12, 2011, and/or Form 10-Q for the quarterly period ended September 30, 2011, as filed with the Commission on November 14, 2011, as applicable.

December 31, 2010 Form 10-K

Management’s Discussion and Analysis

Determination of the Allowance for Loan Losses, page 43

1. You disclose that you perform detailed reviews of your portfolio of mortgage notes and other loans to determine if impairment has occurred and to assess the adequacy of the allowance for loan losses based on historical and current trends and other factors affecting credit losses. Considering your lack of historical charge-off’s, please revise future filings to provide additional granularity on how you quantify the credit risk associated with current trends and other factors.

Phone: 404.233.7000 | www.mmmlaw.com
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Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman

March 2, 2012

Response: If such disclosure is acceptable to the Staff, the Partnership hereby undertakes to include the following information in the “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Determination of the Allowance for Loan Losses” section of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). The Partnership also hereby undertakes to include such disclosure in its future quarterly reports on Form 10-Q pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by such act, if such disclosure is acceptable to the Staff.

“Determination of the Allowance for Loan Losses

The allowance for loan losses is our estimate of incurred losses in our portfolio of mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party. We periodically perform a detailed review of our portfolio of mortgage notes and other loans to determine if impairment has occurred and to assess the adequacy of the allowance for loan losses. Our review consists of evaluating economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower’s ability to pay or the value of the collateral, and other relevant factors. This review is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

In reviewing our portfolio, we use cash flow estimates from the disposition of finished lots, paper lots (residential lots shown on a plat that has been accepted by the city or county, but which is currently undeveloped or under development) and undeveloped land as well as cash flow received from the issuance of bonds from municipal reimbursement districts. These estimates are based on current market metrics, including, without limitation, the supply of finished lots, paper lots and undeveloped land, the supply of homes and the rate and price at which land and homes are sold, historic levels and trends, executed contracts, appraisals and discussions with third party market analysts and participants, including homebuilders. We have based our valuations on current and historic market trends on our analysis of market events and conditions, including activity within our portfolio, as well as those of third-party services such as Metrostudy and Residential Strategies, Inc. Cash flow forecasts also have been based on executed purchase contracts which provide base prices, escalation rates, and absorption rates on an individual project basis. For projects deemed to have an extended time horizon for disposition, we have considered third-party appraisals to provide a valuation in accordance with guidelines set forth in the Uniform Standards of Professional Appraisal Practice. In addition to cash flows from the disposition of property, cost analysis has been performed based on estimates of development and senior financing expenditures provided by developers and independent professionals on a project-by-project basis. These amounts have been reconciled with our best estimates to establish the net realizable value of the portfolio.

We charge additions to the allowance for loan losses to current period earnings through a provision for loan losses. Amounts determined to be uncollectible are charged directly against, or “charged off,” and decrease the allowance for loan losses, while amounts recovered on previously charged off accounts increase the allowance.”

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman

March 2, 2012

Note K. Related Party Transactions

Mortgage Notes Receivable – Related Party and Participation Interests – Related Party, page F-19

2. We note your response to comment 18 from our letter dated September 27, 2011. Please tell us in detail how you determined whether UDF PM, LLC was experiencing financial difficulties at the time you extended the maturity date and tell us how you determined whether you would collect all amounts due.

Response: In evaluating the financial condition of UDF PM, LLC, we reviewed current and past financial statements of the borrower and guarantors, as well as UDF PM, LLC’s most recent tax returns. We verified that the entity was in good standing with the State of Texas and that all required franchise and property taxes had been paid at the time of the extension. We evaluated the future cash flow we anticipated to receive from the disposition of the collateral securing our loan, which included a second priority lien on approximately 335 finished lots and a first priority lien on approximately 15 acres that will be used to build a community center. The borrower also was in the process of creating a Public Improvement District and a 380 Agreement with the City of Wolfforth, Texas that will provide for additional municipal reimbursements, which will be assigned to us as additional repayment sources. A Public Improvement District is established pursuant to Chapter 372 of the Texas Local Government Code and permits a city to levy and collect special assessments on real property and reimburse the developer for identified costs, in this instance, a community center, public tennis courts, walking trails and landscaping. A 380 Agreement is a municipal grant of ad valorem taxes for the promotion and encouragement of economic development pursuant to Chapter 380 of the Texas Local Government Code.

In evaluating future cash flow we anticipate to receive from the disposition of the collateral securing our loan, we used market assumptions for absorption and finished lot prices, as well as the timing of future municipal reimbursements to determine that the collection of the full amount of our loan was probable. We reviewed updated market studies of the current supply of finished vacant lots, current absorption rates, median new home prices in the submarket and underlying new single family home trends. We also had discussions with third party homebuilders that intend to initiate a building program in the community to verify our lot and home price assumptions.

3. For all modifications, please tell us and revise future filings to disclose if and how you determine whether you will collect all amounts due.

Response: The Partnership may modify and/or extend its loans in the ordinary course of business. In determining whether to make such modifications and whether the Partnership believes that it will collect all amounts due, the Partnership evaluates the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower’s ability to pay or the value of the collateral and other relevant factors. For all loan modifications by the Partnership, the Partnership hereby undertakes to disclose, in its future filings pursuant to the Exchange Act, as required by such act, such factors that were used by the Partnership to determine whether the Partnership believes that it will collect all amounts due.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman

March 2, 2012

September 30, 2011 Form 10-Q

Note B. Allowance for Loan Losses, page 7

4. Please tell us and revise future filings to clearly disclose which loans are individually assessed for impairment under ASC 310-10-35. Refer to ASC 310-10-50-15(d).

Response: The Partnership respectfully believes that such disclosure is more appropriately included in Note D, Loan and Allowance for Credit Losses, to the Partnership’s financial statements. If such disclosure is acceptable to the Staff, the Partnership hereby undertakes to revise such note to the financial statements to include the information set forth below in its future filings pursuant to the Exchange Act, as required by such act. The Partnership also undertakes to disclose specifically which loans, if any, are classified as impaired.

“Loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is generally evaluated in total for smaller-balance loans of a similar nature to a single borrower or borrower group and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from collateral. Interest payments received on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible. As of December 31, 2011 and December 31, 2010, we have no loans that are classified as impaired.”

5. Please revise future filings to disclose your policy for recording payments received on non-accrual loans. Refer to ASC 310-10-50-6(b).

Response: The Partnership respectfully believes that such disclosure is more appropriately included in Note D, Loan and Allowance for Credit Losses, to the Partnership’s financial statements. If such disclosure is acceptable to the Staff, the Partnership hereby undertakes to revise such note to the financial statements to include the information set forth below in its future filings pursuant to the Exchange Act, as required by such act.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman

March 2, 2012

“A loan is placed on non-accrual status when income recognition is suspended at either the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful based upon our review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower’s ability to pay or the value of the collateral and other relevant factors. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Any payments received on loans classified as non-accrual status are typically applied first to outstanding loan amounts and then to the recovery of lost interest. Our loan portfolio has the following non-accrual loans:

	December 31, 2011		December 31, 2010
	Amount	No. of Loans	Amount	No. of Loans
Real Estate:
Acquisition and land development	$2,160,000	2	$811,000	1

No related party loans were placed on non-accrual status as of December 31, 2011 and December 31, 2010.”

6. Please revise future filings to provide an age analysis of past due loans at period end. Refer to ASC 310-10-50-7A.

Response: The Partnership notes the guidance in ASC 310-10-50-7B, which states that ASC 310-10-50-7A does not apply to financing receivables that are measured at the lower of cost or fair value. As provided in Note D, Loan and Allowance for Credit Losses, to the Partnership’s financial statements, the Partnership’s “loan portfolio is comprised of mortgage notes receivables, net, mortgage notes receivables – related party and participation interest – related party, and is recorded at the lower of cost or estimated net realizable value.” Therefore, an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the Partnership’s policy, was not included.

7. Please revise to disclose the recorded investment in financing receivables by credit quality indicator, describe the credit quality indicator and disclose the date or range of dates in which the information was updated for that credit quality indicator. Refer to ASC 310-10-50-29.

Response: The Partnership notes the guidance in ASC 310-10-50-27, which states that ASC 310-10-50-29 does not apply to financing receivables that are measured at the lower of cost or fair value per ASC 310-10-50-7B(b). As provided in Note D, Loan and Allowance for Credit Losses, to the Partnership’s financial statements, the Partnership’s “loan portfolio is comprised of mortgage notes receivables, net, mortgage notes receivables – related party and participation interest – related party, and is recorded at the lower of cost or estimated net realizable value.” Therefore, the quantitative and qualitative information by class about the credit quality of financing receivables from ASC 310-10-50-29 was not included.

*    *    *

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman

March 2, 2012

The Partnership acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing, that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7744 or Seth K. Weiner at (404) 504-7664.

Very Truly Yours,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost
Lauren B. Prevost

cc:	Hollis M. Greenlaw